Search

Try Premium Free for 1 Month



Connect | Message | More...

Amy Besunder

Director of Fund Development and Communications at Bellwether Housing & Founder/Co-Owner of Populuxe Brewing

Greater Seattle Area · 500+ connections · See contact info

Bellwether Housing

Seattle University

About

Experienced development and communications professional. Knowledgeable in planning and implementing innovative fundraising and marketing strategies including social impact investing and crowdfunding. Successful in cultivating major donors. Skilled event planner. Accomplished writer with over a decade of experier ... see more

Articles & activity

662 followers



POPULUXE BREWING SAYS MAHALO ON THEIR FOURT...

Amy Besunder
Published on LinkedIn

March 11, 2017. Seattle, WA. A lot has changed since Populuxe co-owners Peter Charbonnier and his wife Amy Besunder opened their doors in March of 2013 with just three beers or ...see more

3 Likes • 1 Comment

Like Comment Share

Check out this great video and then plan to join me on June 18th, 6 PM t...

Amy shared this
9 Likes



Are you concerned about the affordable housing crisis but unsur...

Amy shared this
14 Reactions



Please join Tech 4 Housing, Microsoft and Bellwether Housing (I'll be...

Amy shared this
10 Likes

See all articles

See all activity

Experience

Director of Fund Development & Communications

Bellwether Housing

Jan 2016 – Present · 3 yrs 6 mos

Bellwether creates housing affordability so that people and communities can thrive. We serve low-income working people, their families and independent seniors. We develop and manage excellent affordable apartments – and offer development services to other nonprofits – to foster communities that work. Residents of our own portfolio live throughout Seattle, and our consulting partners' clients are located throughout Washington State.

Search

Try Premium Free for 1 Month

Co-Owner

Populuxe Brewing, LLC

Jun 2012 – Present · 7 yrs 1 mo

Seattle, WA

As co-owner of Populuxe Brewing, I serve as Chief Marketing Officer of a small craft brewery. We offer a casual neighborhood environment and fine craft beer made with local ingredients.

Director of Development

Phinney Neighborhood Association

May 2014 – Jan 2016 · 1 yr 9 mos

The mission of Phinney Neighborhood Association is to build, engage and support our diverse community through programs, services and activities that connect neighbors and foster civic engagement.

Capital Campaign Manager

Compass Housing Alliance

Nov 2012 – May 2014 · 1 yr 7 mos

Greater Seattle Area

Compass Housing Alliance provides a range of services and housing options to people struggling with homelessness and poverty in the Seattle area.

Interim Executive Director

Tilth Producers of Washington

May 2012 – Nov 2012 · 7 mos

Greater Seattle Area

Tilth Producers promotes ecologically sound, economically viable and socially equitable farming practices that improve the health of our communities and natural environment.

Show 3 more experiences

Education

Seattle University

Executive Master of Not-for-Profit Leadership, Non-Profit Management

2005 – 2006

University of Massachusetts Boston

Bachelor of Arts, English Literature

1991 – 1995

Marketing Committee
South Lake Union Chamber of Commerce
Jan 2016 – Present • 3 yrs 6 mos
Economic Empowerment

Board Member
South Lake Union Chamber of Commerce
Mar 2017 – Present • 2 yrs 4 mos
Economic Empowerment

Board Member
Housing Development Consortium of Seattle-King County
Mar 2017 – Jan 2019 • 1 yr 11 mos
Social Services

Skills & Endorsements

Fundraising · 41

Endorsed by **Lauren McGowan and 2 others who are highly skilled at this**

Endorsed by **2 of Amy's colleagues at Bellwether Housing**

Grant Writing · 26

Endorsed by **2 of Amy's colleagues at Bellwether Housing**

Nonprofits · 21

Endorsed by **Todd R. Tarbert and 1 other who is highly skilled at this**

Endorsed by **2 of Amy's colleagues at Phinney Neighborhood Association**

Show more

Recommendations

Received (2) Given (4)

Rob Brewer
Volunteer at National Park Service and Northhelpline Food Bank
October 11, 2012, Rob managed Amy directly

Amy employed her collaborative leadership style and enthusiastic nature to build community and energy around our capital campaign. She sought out strategic partnerships with corporate and foundation funders, met with volunteers and individual donors to gain their input and support and formulate... See more

Sandy Brewster
Director of Finance &Technology at Seattle Jobs Initiative
January 29, 2009, Sandy worked with Amy in different groups

Amy is a valuable employee of FASC and the Compass Center. She has the energy and positive outlook that contributes significantly to the success of the development department of our agency. She possesses terrific interpersonal skills and is a great organizer.

Search

Try Premium Free for 1 Month